Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 to Registration Statement on Form S-1 (No. 333-196046) dated June 19, 2014, of our report dated April 15, 2014, on the financial statements of Ener-Core, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2013, the period from November 12, 2012 through December 31, 2012 and the Predecessor (as defined in Note 1 to the consolidated financial statements) carve-out statements of operations, stockholders' equity and cash flows (which report includes an explanatory paragraph relating to the uncertainty of the Company’s ability to continue as a going concern).  We also consent to the reference to our Firm under the caption “Experts” in this Prospectus.

Kelly & Company
Costa Mesa, California
June 19, 2014